Exhibit 7.1

Abbey National Treasury Services plc

Computation of Ratio of Earnings to Fixed Charges

	Six months ended 30 June
	2014 £m	2013 £m

Profit before tax	64	301

Fixed charges: interest expense (B) (2)	1,234	1,601

Earnings before taxes and fixed charges (A)	1,298	1,902

Ratio of earnings to fixed charges (A/B)	105	119

Notes:

(1)	Abbey National Treasury Services plc has no retail deposits
(2)	Includes the amortisation of discounts and premiums on debt securities in issue.